Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares (as defined below) (including Ordinary Shares represented by American Depositary Shares) of Elan Corporation, plc. The Tender Offer (as defined below) is made only pursuant to the Circular to Shareholders and ADS Holders, dated March 11, 2013, the related Tender Form with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the American Depositary Shares. The Tender Offer is not being made to holders of Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) residing in any jurisdiction in which the making of the Tender Offer would not be in compliance with the laws of that jurisdiction.

Elan Corporation, plc

(incorporated and registered in Ireland, No. 30356)

Return of Capital to Shareholders of Elan Corporation, plc by way of a Tender Offer to Purchase Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) up to a maximum aggregate cost of US$1 billion

The return of capital to holders of ordinary shares, par value €0.05 per share (the “Ordinary Shares”), and American Depositary Shares (“ADSs”), each representing one Ordinary Share, of Elan Corporation, plc, a company incorporated in Ireland (the “Company”), is being implemented by way of a cash tender offer for a maximum of 88,888,888 Ordinary Shares (including Ordinary Shares represented by ADSs) for an aggregate purchase price of up to US$1 billion, at a price per Ordinary Share (including Ordinary Shares represented by ADSs) not greater than US$13.00 nor less than US$11.25, to be made by J&E Davy (“Davy”) acting as principal and on the terms and subject to the conditions described in the Circular to Shareholders and ADS Holders, dated March 11, 2013 (the “Circular”), the related Tender Form with respect to the Ordinary Shares (the “Tender Form”) and the related Letter of Transmittal with respect to the ADSs (the “Letter of Transmittal”) (which collectively, as they may be amended and supplemented from time to time, constitute the “Tender Offer”). Holders of ADSs may participate in the Tender Offer by tendering ADSs, which will be deemed an instruction to Citibank, N.A., the tender agent for the Tender Offer (the “Tender Agent”), to cause the custodian for the ADS depositary to tender the Ordinary Shares underlying tendered ADSs. Davy and the Company have entered into a repurchase deed pursuant to which the Company has agreed to purchase from Davy the Ordinary Shares (including Ordinary Shares represented by ADSs) purchased by Davy under the Tender Offer, at the same price per Ordinary Share (including Ordinary Shares represented by ADSs) at which the successfully tendered Ordinary Shares (including Ordinary Shares represented by ADSs) were acquired by Davy.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE WITH RESPECT TO THE
ORDINARY SHARES AT 8:00 A.M., IRISH TIME, ON APRIL 18, 2013 AND WILL EXPIRE WITH
RESPECT TO THE ADSs AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 17, 2013, UNLESS THE
TENDER OFFER IS EXTENDED.

The Tender Offer is conditioned upon (i) the approval of the Tender Offer by the Shareholders of the Company at an Extraordinary General Meeting to be held in Dublin, Ireland on April 12, 2013, (ii) the consummation of the previously announced transaction between the Company and an affiliate of Biogen Idec, Inc. in relation to restructuring the Company’s Tysabri collaboration with Biogen, and (iii) certain other conditions set forth in the Circular.

Upon the terms and subject to the conditions of the Tender Offer, which will be conducted through a modified “Dutch auction” process, a single per Ordinary Share (including Ordinary Shares represented by ADSs) purchase price, not greater than US$13.00 nor less than US$11.25 per Ordinary Share (including Ordinary Shares represented by ADSs), net to the seller in cash, less any applicable withholding taxes and without interest, will be determined that will be paid for Ordinary Shares (including Ordinary Shares represented by ADSs) properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) properly tendered and the prices specified by tendering holders of Ordinary Shares and ADSs.

The lowest purchase price (in increments of US$0.25) within the price range specified above that will enable the purchase of Ordinary Shares (including Ordinary Shares represented by ADSs) having an aggregate purchase price of US$1 billion will be selected (the “Strike Price”). All Ordinary Shares (including Ordinary Shares represented by ADSs) that are purchased in the Tender Offer will be acquired at the Strike Price regardless of whether any such Ordinary Shares are tendered at a lower price. Only Ordinary Shares properly tendered at prices at or below the Strike Price or as tenders of Ordinary Shares (including Ordinary Shares represented by ADSs) at the Strike Price rather than at a selected price in the price range set forth in the Tender Offer (“Strike Price Tenders”) and not properly withdrawn will be purchased. However, because of the proration provisions described in the Circular, not all of the Ordinary Shares tendered at or below the Strike Price or as Strike Price Tenders will be purchased if, based on the Strike Price, such properly tendered and not properly withdrawn Ordinary Shares (including Ordinary Shares represented by ADSs) have an aggregate purchase price in excess of US$1 billion (excluding tax and expenses). Ordinary Shares (including Ordinary Shares represented by ADSs) not purchased in the Tender Offer will be returned to the tendering holders promptly after the expiration time of the Tender Offer.

At the minimum purchase price of US$11.25 per Ordinary Share (including Ordinary Shares represented by ADSs), the Company could purchase 88,888,888 Ordinary Shares (including Ordinary Shares represented by ADSs) if the Tender Offer is fully subscribed, which would represent approximately 14.87% of the Company’s issued ordinary share capital as of March 9, 2013. The Ordinary Shares are listed and traded on the Irish Stock Exchange. The ADSs are listed and traded on the New York Stock Exchange under the symbol “ELN.” Shareholders and ADS Holders are urged to obtain current market quotations for the Ordinary Shares and the ADSs before deciding whether and at what purchase price or purchase prices to tender their Ordinary Shares or ADSs.

Subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), the Company reserves the right, at any time prior to the announcement of the results of the Tender Offer, with the prior consent of Davy, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any Ordinary Shares (including Ordinary Shares represented by ADSs). If the Tender Offer is extended, the Company will notify the Tender Agent by written notice and make a public announcement of such extension not later than 8:00 a.m., Irish time, on the first business day after the previously scheduled expiration date of the Tender Offer with respect to Ordinary Shares and not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time of the Tender Offer with respect to the ADSs.

The Tender Offer will expire, with respect to the Ordinary Shares, at 8:00 a.m., Irish time, on April 18, 2013 (the “Ordinary Share Closing Date”) and, with respect to the ADSs, at 5:00 p.m., New York City time, on April 17, 2013 (the “ADS Closing Date”), unless the Company exercises its right, with the consent of Davy, to extend the period of time during which the Tender Offer will remain open, in which event the term “expiration time” shall refer to the latest time and applicable Closing Date at which the Tender Offer, as so extended by the Company, shall expire.

Holders of Ordinary Shares desiring to tender Ordinary Shares must follow the procedures set forth in the Circular and in the related Tender Form. In accordance with the instructions set forth in the Tender Form, holders of Ordinary Shares desiring to tender such securities must specify the price or prices, not greater than US$13.00 nor less than US$11.25 per Ordinary Share, at which they are willing to tender their Ordinary Shares in the Tender Offer. Alternatively, holders of Ordinary Shares desiring to tender Ordinary Shares can choose not to specify a price and, instead, elect to tender their Ordinary Shares at the Strike Price, which could result in the tendering holders of Ordinary Shares receiving the minimum price of US$11.25 per Ordinary Share.

Holders of ADSs desiring to tender ADSs must follow the procedures set forth in the Circular and in the related Letter of Transmittal. In accordance with the instructions set forth in the Letter of Transmittal, holders of ADSs desiring to tender such securities must specify the price or prices, not greater than US$13.00 nor less than US$11.25 per ADS, at which they are willing to tender their ADSs in the Tender Offer. Alternatively holders of ADSs desiring to tender ADSs can choose not to specify a price and, instead, elect to tender Strike Price Tenders.

Upon the terms and subject to the conditions of the Tender Offer, if, based on the Strike Price, Ordinary Shares (including Ordinary Shares represented by ADSs) having an aggregate purchase price in excess of US$1 billion (excluding tax and expenses) are properly tendered at or below the Strike Price or as Strike Price Tenders and not properly withdrawn prior to the expiration time of the Tender Offer, such Ordinary Shares and ADSs will be purchased from holders of Ordinary Shares and ADSs who properly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) at or below the Strike Price or as Strike Price Tenders and who did not properly withdraw them, on a pro rata basis as described in the Circular.

Tenders of Ordinary Shares may be withdrawn at any time prior to 8:00 a.m., Irish time, on the Ordinary Share Closing Date and, unless such Ordinary Shares have been accepted for payment as provided in the Tender Offer, holders of the Ordinary Shares may also withdraw their previously tendered Ordinary Shares at any time after 12:00 midnight, New York City time, on May 3, 2013. For purposes of the Tender Offer, Ordinary Shares that are properly tendered at or below the Strike Price or as Strike Price Tenders and not properly withdrawn will be deemed to have been accepted for payment (and therefore purchased), subject to the proration provisions of the Tender Offer, only when, as and if the Company and Davy give joint written notice to the Receiving Agent of the acceptance of the Ordinary Shares for payment pursuant to the Tender Offer.

For a withdrawal of a physical tender of Ordinary Shares to be effective, a written notice of the withdrawal must be received by Computershare Investor Services (Ireland) Limited, the receiving agent in the Tender Offer (the “Receiving Agent”), at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18 Ireland and must specify the name of the registered holder and the number of Ordinary Shares to be withdrawn. For a withdrawal of an electronic tender of Ordinary Shares to be effective, a shareholder must send (or, if a CREST Sponsored Member, procuring that its CREST Sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Tender to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include: (i) the number of Ordinary Shares to be withdrawn, together with their ISIN number, (ii) such shareholder’s CREST member account ID, (iii) such shareholder’s CREST participant ID, (iv) the CREST member account ID of the escrow agent included in the relevant electronic tender, together with the escrow agent’s CREST participant ID, (v) the transaction reference number of the electronic tender to be withdrawn, (vi) the intended settlement date for the withdrawal, and (vii) the corporate action number for the relevant Tender Offer price range of the electronic tender to be withdrawn. Any such withdrawal will be conditional upon the Receiving Agent’s verification that the withdrawal request is validly made.

Tenders of ADSs may be withdrawn at any time prior to 5:00 p.m., New York City time, on the ADS Closing Date and, unless such ADSs have been accepted for payment as provided in the Tender Offer, holders of ADSs may also withdraw their previously tendered ADSs at any time after 12:00 midnight, New York City time, on May 3, 2013. For purposes of the Tender Offer, the ADSs that are properly tendered at or below the Strike Price or as Strike Price Tenders and not properly withdrawn will be deemed to have been accepted for payment (and therefore purchased), subject to the proration provisions of the Tender Offer, only when, as and if the Company and Davy give joint written notice to the Tender Agent of the acceptance of the Ordinary Shares represented by ADSs for payment pursuant to the Tender Offer.

For an ADS withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Tender Agent at one of its addresses listed on the front cover of the Letter of Transmittal. Any notice of withdrawal must specify the name of the person having tendered the ADSs to be withdrawn, the number of ADSs to be withdrawn and the name of the registered holder of the ADSs to be withdrawn. If certificates for ADSs to be withdrawn have been delivered to the Tender Agent, then, prior to the release of those certificates, the serial numbers shown on those certificates must be submitted to the Tender Agent. If ADSs have been tendered in accordance with the procedures for book-entry transfer described in the Circular, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn ADSs and otherwise comply with the book-entry transfer facility’s procedures.

The Company and Davy will determine, in their sole discretion, all questions as to the form and validity, including the time of receipt of notices of withdrawal, and each such determination will be final and binding on all parties. None of the Company, Davy, the Tender Agent, Citigroup Global Markets Inc., as dealer manager for the Tender Offer (the “Dealer Manager”), the Receiving Agent, Georgeson Inc., as information agent for the Tender Offer with respect to

ADS Holders and with respect to receiving inquiries from US holders of Ordinary Shares (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Generally, a US holder (as defined below) that exchanges Ordinary Shares or ADSs for cash pursuant to the Tender Offer will be treated for US federal income tax purposes either as recognizing gain or loss from a disposition of the Ordinary Shares or ADSs, or as receiving a distribution from the Company, depending on the US holder’s particular circumstances, as described in the Circular.

If a US holder is treated as receiving a distribution from the Company and the Company is not a “passive foreign investment company” for federal income tax purposes, the gross amount of any distribution made or deemed made by the Company to a US holder with respect to the Ordinary Shares or ADSs (including the amount of any withholding tax) will generally be included in the holder’s gross income in the year actually or constructively received, as foreign source dividend income, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles).  To the extent, if any, that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under US federal income tax principles), the excess will be treated first as a tax-free return of the US holder’s adjusted tax basis in the holder’s Ordinary Shares or ADSs and then, to the extent such excess exceeds such adjusted tax basis, as capital gain.

As further described in the Circular, the number of Ordinary Shares or ADSs that the Company will purchase from a US holder pursuant to the Tender Offer may affect the US federal income tax consequences to such US holder of the purchase, and therefore, will be relevant to a US holder’s decision whether to tender Ordinary Shares or ADSs, as applicable. Accordingly, all US holders should carefully read the Circular for additional information regarding the US federal income tax consequences of participating in the Tender Offer and should consult with their tax advisors regarding the US federal income tax consequences of participating in the Tender Offer. A “US holder” means any beneficial owner of the Ordinary Shares or ADSs that is for US federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States, any state or political subdivision thereof or the District of Columbia, (iii) an estate, the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust that is subject to the primary supervision of a court within the United States and the control of one or more US persons for all substantial decisions of the trust.

The Company’s Board of Directors has approved making the Tender Offer. However, none of the Company, any member of its Board of Directors, Davy, the Tender Agent, the Dealer Manager, the Receiving Agent or the Information Agent makes any recommendation to any holder of Ordinary Shares or ADSs as to whether to tender or refrain from tendering any Ordinary Shares or ADSs or as to the price or prices at which any holder of Ordinary Shares or ADSs may choose to tender their Ordinary Shares or ADSs. None of the Company, any member of its Board of Directors, Davy, the Tender Agent, the Dealer Manager, the Receiving Agent or the Information Agent has authorized any person to make any recommendation with respect to the Tender Offer. Holders of Ordinary Shares and ADSs must decide whether to tender their Ordinary Shares and ADSs and, if so, how many Ordinary Shares or ADSs to tender and the price or prices at which to tender. In doing so, holders of Ordinary Shares and ADSs should consult with their financial and tax advisors, and read carefully and evaluate the information in the Circular and in the related Tender Form and Letter of Transmittal before making any decision with respect to the Tender Offer.

The Company’s directors and executive officers have advised the Company that they all wish to retain their holdings in the Company and therefore are not intending to tender any of their Ordinary Shares (including Ordinary Shares represented by ADSs) in the Tender Offer.

Neither Ordinary Shares nor ADSs may be tendered in the Tender Offer by guaranteed delivery.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Circular and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Tender Offer.

Davy, which is authorized and regulated in Ireland by the Central Bank, is acting exclusively for the Company as broker in connection with the Tender Offer and is not acting for any other person and will not be responsible to any person other than the Company for providing the protections afforded to the clients of Davy or for providing advice in relation to the Tender Offer or the contents of the Circular.

Copies of the Circular, the related Tender Form and the related Letter of Transmittal are being mailed to all holders of Ordinary Shares and ADSs, including brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on the Company’s list of holders of Ordinary Shares and ADSs or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Ordinary Shares and ADSs, as reflected on the records of the transfer agent as of March 11, 2013. The Tender Offer is explained in more detail in those materials.

Questions or requests for assistance may be directed to the Shareholder Helpline, the Information Agent or the Dealer Manager at the address and telephone numbers set forth below. Copies of the Circular, the Tender Form, the Letter of Transmittal and other related materials will be furnished promptly by the Shareholder Helpline, the Information Agent or the Dealer Manager at the Company’s expense. Holders of Ordinary Shares and ADSs may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of the Company may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

For Assistance In Tendering Ordinary Shares, Shareholders May Call:
THE SHAREHOLDER HELPLINE:
(01) 447 5107 (From Inside Ireland)
+353 1 447 5107 (From Outside Ireland)

ADS Holders and Ordinary Shareholders in the US May Call the Information Agent or the Dealer Manager:

599 Lexington Avenue
New York, NY 10022
+1 866- 216-0462

Citigroup

Citigroup Global Markets Inc.
Special Equity Transactions Group
390 Greenwich Street, 1st Floor
New York, New York 10013

Telephone: (877) 531-8365

March 11, 2013